                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                               ATRION CORPORATION
                       (Name of Subject Company (Issuer))

                               ATRION CORPORATION
                        (Name of Filing Person (Offeror))

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    049904105
                      (CUSIP Number of Class of Securities)

                                 EMILE A. BATTAT
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                              ONE ALLENTOWN PARKWAY
                             ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies To:
                            B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                        420 20TH STREET NORTH, SUITE 1600
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                            CALCULATION OF FILING FEE
            Transaction Valuation:           Amount of Filing Fee:
                 $17,250,000(1)                    $3,450(2)**

(1)Calculated solely for the purpose of determining the filing fee, based upon the purchase of 500,000 shares of Common Stock at the tender offer price per share of $34.50.
(2) Calculated as 1/50th of 1% of the Transaction Value.
** Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $3,450          Filing Party:     Atrion Corporation
Form or Registration No.:    Schedule TO     Date Filed:       November 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  INTRODUCTION

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, dated November 26, 2001, as amended by Amendment No. 1, dated December 7, 2001, Amendment No. 2, dated December 14, 2001, and Amendment No. 3, dated December 26, 2001, filed by Atrion Corporation (the "Company"), a Delaware corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an offer by the Company to purchase up to 500,000 shares of its common stock, par value $.10 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, are hereinafter referred to as the "Shares") at a price of $34.50 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 2001 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the Schedule TO.

Item 4       TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

         The tender offer expired at 12:00 Midnight, New York City Time, on Friday, December 21, 2001. The Company accepted for payment a total of 502,229 shares of its Common Stock at a purchase price of $34.50 per share.

Item 11     ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

         On December 28, 2001, the Company issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(10) to this Amendment No. 4 to the Schedule TO and is incorporated herein by reference.

Item 12    EXHIBITS

         Item 12 is hereby supplemented by adding exhibit (a)(10).

                  (a)(10)  Press Release dated December 28, 2001.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ATRION CORPORATION


                                            By:/s/ Emile A. Battat
                                               ---------------------------------
                                            Name:  Emile A. Battat
                                            Title: Chairman, President and Chief
                                                     Executive Officer

Dated: December 28, 2001


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                                  EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------

(a)      (1)      Form of Offer to Purchase dated November 26, 2001.*

         (2)      Form of Letter of Transmittal (including Certification of
                  Taxpayer Identification Number on Substitute Form W-9).*

         (3)      Form of Notice of Guaranteed Delivery.*

         (4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.*

         (5)      Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.*

         (6)      Form of Press Release issued by the Company dated November 21,
                  2001.*

         (7)      Form of Letter to Stockholders of the Company dated November
                  26, 2001, from Emile A. Battat, Chairman, President and Chief
                  Executive Officer.*

         (8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (9)      Press Release dated December 24, 2001.**

         (10)     Press Release dated December 28, 2001.

(b)      (1)      Loan and Security Agreement dated November 12, 1999 among
                  Atrion Corporation, Atrion Medical Products, Inc.,
                  Halkey-Roberts Corporation, Quest Medical, Inc., AlaTenn
                  Pipeline Company, Inc., Atrion Leasing Company, Inc. and
                  Atrion International, Inc. and SouthTrust Bank, National
                  Association. (Incorporated by reference to Exhibit (b)(1) to the Schedule 13E-4 filed by the Company with the Commission on
                  November 17, 1999).***

         (2)      Note Extension Agreement.*

(d)      Not applicable.

(g)      Not applicable.

(h)      Not applicable.

---------------

         *Previously filed on Schedule TO dated November 26, 2001
         **Previously filed with Amendment No. 3 to Schedule TO dated December
            26, 2001
         ***Previously filed on Schedule 13E-4 dated November 17, 1999


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